Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 28, 2011

DATE, TIME AND PLACE:  On April 28, 2011 at 11:30 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion of the following matters, the Directors resolved:

Board of Directors
1)         To appoint: Chairman PEDRO MOREIRA SALLES and Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

Executive Board
2)         To establish the number of seats on the Board to be set at 14 (fourteen), being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 5 (five) Executive Officers and 6 (six) Officers;

3)         To elect to the positions of Officer EDUARDO HIROYUKI MIYAKI and ROGÉRIO PAULO CALDERÓN PERES, and reelect the current members of the Executive Board, all of them above qualified, for the term of office which shall extend until the investiture of those elected at the meeting of the Board of Directors that shall succeed the Ordinary General Meeting of 2012, thus to comprise the

EXECUTIVE BOARD

Chief Executive Officer: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 4.548.549, enrolled in the Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal – Piso Itaú Unibanco;

Executive Vice Presidents: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.045.777-6, enrolled in the Brazilian tax register (CPF) under number

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014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, Piso Itaú Unibanco, and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 10.266.958-2, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400 – 4th floor;

Executive Officers: CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 12.470.390-2, enrolled in the Brazilian tax register (CPF) under number 101.398.578-85, domiciled in the city and state of São Paulo  at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero; CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of Brazilian ID (RG-SSP/SP) number 16.633.770-5, enrolled in the Brazilian tax register (CPF) under number 132.874.158-32, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1st floor; MARCOS DE BARROS LISBOA, Brazilian, divorced, economist, bearer of Brazilian ID (RG-IFP/RJ) number 006.653.074-2, enrolled in the Brazilian tax register (CPF) under number 806.030.257-49, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco; RICARDO BALDIN, Brazilian, married, bachelor’s degree in accounting sciences, bearer of Brazilian ID (RG-SSP/RS) number 1005553266, enrolled in the Brazilian tax register (CPF) under number 163.678.040-72, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela Piso -1; and SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian ID (RG-IFP/RJ) number 04590754-0, enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco;

Officers: CARLOS EDUARDO DE SOUZA LARA, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 14.685.165-1, enrolled in the Brazilian tax register (CPF) under number  (CPF) 088.531.658-47, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400, 3rd floor; EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 50.018.159-7, enrolled in the Brazilian tax register (CPF) under number 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso -1; JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian ID (RG-SSP/SP) number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela, Piso Zero; MARCO ANTONIO ANTUNES, Brazilian, legally separated, engineer, bearer of Brazilian ID (RG-SSP/SP) number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96; ROGÉRIO PAULO CALDERÓN PERES, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 05.212.295, enrolled in the Brazilian tax register (CPF) under number 035.248.608-26, both domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero;  and WAGNER ROBERTO PUGLIESE, Brazilian, married, bachelor’s degree in accounting sciences, bearer of Brazilian ID (RG-SSP/SP) number 10.311.777-5, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Eudoro Villela - Piso -1;

4)         To register (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility  pursuant to articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution 3.041/02 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission, and (ii)

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that the investiture of the members elected to their positions shall be formalized as soon as the election is ratified by the Central Bank of Brazil (“BACEN”);
5)         Pursuant to CMN and BACEN norms, to ascribe responsibilities to the officers of the Company as shown below:

CANDIDO BOTELHO BRACHER
- Commercial Portfolio – CMN Resolution No. 2,212/95
- Leasing Area – CMN Resolution No. 2,309/96
- Credit, Finance and Investment portfolio management – CMN Res. No. 2,212/95
- Home Mortgage portfolio – CMN Resolution No. 2,212/95
- Investment portfolio – CMN Resolution No. 2,212/95
- Deposit Accounts – CMN Resolution No. 2,078/94
- Committed Operations – CMN Resolution No. 3,339/06
- Foreign Exchange Market-related Operations – CMN Resolution No. 3,568/08
- Swap Operations – CMN Resolution No. 3,505/07
- Securities Lending and Exchange Operations – CMN Resolution No. 3,197/04
- National Financial System Customer Register –SFN - CCS – BACEN Circular No. 3,347/07
- Brazilian Payments System- related matters – SPB -  BACEN Circular No. 3,281/05

ALFREDO EGYDIO SETUBAL
- Investor Relations Officer – Instructions CVM No. 480/09
- Operations with Securities - Instructions CVM No. 397/03

CARLOS EDUARDO DE SOUZA LARA
- Liquidity Risk Management – Resolution CMN No. 2,804/00

JACKSON RICARDO GOMES
- Risk Management – Resolution CMN No. 3,490/07

MARCO ANTONIO ANTUNES
- Credit Information System - SCR – BACEN Circular No. 3,445/09
- Updating of Data the Unicad system – BACEN Circular No. 3,165/02
- Accounting Area – CMN Resolution No. 3,198/04
- Definition of Limits and Minimum Regulatory Standards – BACEN Circular No. 3,398/08

MARCOS DE BARROS LISBOA
- Whistle-blowing, Complaints and Information Request Register - RDR – BACEN Circular No. 3,289/05
- Operational Risk Management – CMN Resolution No. 3,380/06
-
Prevention and Combat of Money Laundering (Law No. 9,613/98) - BACEN Circular No. 3,461/09 and ICVM No. 301/99, including powers to evaluate, approve and accompany the policies, procedures and respective sectorial compliance programs of the various business units, representative offices, branches and subsidiaries, direct or indirect, under the corporate umbrella of Itaú Unibanco Holding S.A., including those situated overseas, with respect to programs for preventing money laundering, combating the financing of terrorism and information privacy and security

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- Supply of Information Pursuant to the Legal and Regulatory Norms – BACEN Circular No. 3,504/10

SERGIO RIBEIRO DA COSTA WERLANG
- Market Risk Management – CMN Resolution No. 3,464/07
- Credit Risk Management – CMN Resolution No. 3,721/09

Committees which report to the Board of Directors

6)         To nominate the following Directors to make up the Committees listed below for an annual term of office:

(i) Audit Committee

(i.1) Reelect the following current members of the Audit Committee for the annual term of office that shall extend until the investiture of those elected at the meeting of the Board of Directors immediately subsequent to the Ordinary General Meeting of 2012:

Chairman:
GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economics professor, bearer of Brazilian ID (RG-SSP/DF) number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498;

Members: ALKIMAR RIBEIRO MOURA, Brazilian, legally separated, economist, bearer of Brazilian ID (RG-SSP/SP) 5.342.714, enrolled in the Brazilian taxpayers’ register (CPF) under number 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 1.474, 11th  floor; EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, bearer of Brazilian ID (RG-IPF/RJ) number 643.582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, and GUY ALMEIDA ANDRADE, Brazilian, married, business administrator, bearer of Brazilian ID (RG-SSP/SP) number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima nº 1.893, 6th floor;

(i-2) To register: (i) the non-reelection of the member, ALCIDES LOPES TÁPIAS, who shall cease to exercise his activities as of this date, a vote of thanks being placed on record for important services rendered to the Company; (ii) the submission of the documents substantiating the meeting of the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law No. 6,404/76 and in the current regulations, particularly CMN Resolution No. 3,041/02, and (ii) that the investiture of the elected members shall be formulated as soon as the election is ratified by BACEN;

(i.3) To maintain the appointment of the councilor GUY ALMEIDA ANDRADE, as qualified above, in the function of financial specialist on the Audit Committee of the Itaú Unibanco Conglomerate with responsibilities pursuant to CMN Resolution No. 3,198 and the Sarbanes-Oxley Act of the United States Congress, in the light of his proven knowledge in the areas of accounting and auditing;

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(ii) Strategy Committee: Pedro Moreira Salles, Henri Penchas, Israel Vainboim, Ricardo Villela Marino and Roberto Egydio Setubal;

(iii) Capital and Risk Management Committee: Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola and Pedro Luiz Bodin de Moraes;

(iv) Appointments and Corporate Governance Committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Henri Penchas and Israel Vainboim;

(v) Personnel Committee: Pedro Moreira Salles, Roberto Egydio Setubal, Candido Botelho Bracher, Francisco Eduardo de Almeida Pinto and Ricardo Villela Marino; and

(vi) Compensation Committee: Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Henri Penchas, Israel Vainboim and Pedro Luiz Bodin de Moraes.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, April 28, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto,  Gustavo Jorge Laboissière Loyola, Henri Penchas, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer